ATS to Participate in the Citi Global Industrial Tech and Mobility Conference

01/20/2025

CAMBRIDGE, ON / BUSINESS WIRE / - ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”) today announced that Andrew Hider, Chief Executive Officer and Ryan McLeod, Chief Financial Officer will participate in the Citi Global Industrial Tech and Mobility Conference in Miami, FL on February 19, 2025.

ATS is scheduled to host a fireside chat at the event at 3:30 p.m. (ET). A webcast link of the live event will be available on the Investor Relations site at https://investors.atsautomation.com/ in the Events & Presentations section. A replay of the webcast will be available on the same website for 365 days.

Management will also host institutional investor meetings at the Conference, which can be arranged by contacting your Citi representative or dgalison@atsautomation.com.
About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation